UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 _______________________________________________

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 7)
  _______________________________________________
Regis Corporation
(Name of Issuer)
Common Stock, par value $0.05 per share
(Title of Class of Securities)
758932107
(CUSIP Number)
Caren Abramovich
Birch Run Capital Advisors, LP
405 Lexington Avenue
Suite 923
New York, NY 10174
(212) 433–1980
with a copy to:
Douglas Rappaport
Akin Gump Strauss Hauer & Feld LLP
One Bryant Park
New York, NY 10036
(212) 872-1000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 26, 2021
(Date of Event which Requires Filing of this Statement)
   _______________________________________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box  ☐.

 Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d -7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 758932107

1	NAMES OF REPORTING PERSONS Birch Run Capital Advisors, LP*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,658,941
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,658,941

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,658,941
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%**
14	TYPE OF REPORTING PERSON (See Instructions) IA, PN

*	Birch Run Capital Advisors, LP is a registered investment adviser.
**
This calculation is based on a total of 35,806,265 shares of the common stock of Regis Corporation (the “Issuer”) outstanding as of August 19, 2021, as reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission (the “SEC”) on August 26, 2021.

CUSIP No. 758932107

1	NAMES OF REPORTING PERSONS BRC Advisors GP, LLC*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,658,941
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,658,941

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,658,941
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%**
14	TYPE OF REPORTING PERSON (See Instructions) OO, HC

*	BRC Advisors GP, LLC is the General Partner to Birch Run Capital Advisors, LP, the registered investment adviser.
**
This calculation is based on a total of 35,806,265 shares of the common stock of the Issuer outstanding as of August 19, 2021, as reported in the Issuer’s Form 10-K filed with the SEC on August 26, 2021.

CUSIP No. 758932107

1	NAMES OF REPORTING PERSONS Daniel Gordon Beltzman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 17,535*
	8	SHARED VOTING POWER 1,658,941
	9	SOLE DISPOSITIVE POWER 17,535*
	10	SHARED DISPOSITIVE POWER 1,658,941

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,676,476
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%***
14	TYPE OF REPORTING PERSON (See Instructions) IN, HC

*	Daniel Beltzman has been awarded an aggregate of 17,535 restricted stock units (“RSUs”). Each RSU represents a contingent right to receive one share of the Issuer’s common stock.
**
This calculation is based on a total of 35,806,265 shares of the common stock of the Issuer outstanding as of August 19, 2021, as reported in the Issuer’s Form 10-K filed with the SEC on August 26, 2021.

CUSIP No. 758932107

1	NAMES OF REPORTING PERSONS Gregory Howard Smith
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,658,941
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,658,941

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,658,941
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%*
14	TYPE OF REPORTING PERSON (See Instructions) IN, HC

*
This calculation is based on a total of 35,806,265 shares of the common stock of the Issuer outstanding as of August 19, 2021, as reported in the Issuer’s Form 10-K filed with the SEC on August 26, 2021.

Amendment No. 7 to Schedule 13D

This Amendment No. 7 amends and supplements the Amended Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on June 14, 2021, by Daniel Beltzman, Gregory Smith, Birch Run Capital Advisors, LP, BRC Advisors GP, LLC, Walnut BRC, LP, New Walnut GP LLC, Torch BRC, LP, Springhill Investments LLC, James Grosfeld Trust under Agreement dated December 16, 1988, as amended, and James Grosfeld.

Except as specifically provided herein, this Amendment No. 7 does not modify any of the disclosure previously reported in the Schedule 13D, as amended.

Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the previously filed Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 2. IDENTITY AND BACKGROUND
Item 2 of Schedule 13D is amended and restated, as the case may be, as follows:

(a) The persons filing this Schedule 13D (collectively, the “Reporting Persons”) are:

1. Birch Run Capital Advisors, LP, a Delaware limited partnership (the “Adviser”)

2. BRC Advisors GP, LLC, a Delaware limited liability company (“Birch Run GP”)

3. Daniel Beltzman

4. Gregory Smith

(b) The business address or address of its principal office, as applicable, of the Reporting Persons is:

405 Lexington Avenue, Suite 923, New York, New York 10174.

(c) Each of the Reporting Persons is engaged in the business of investing. The Adviser’s principal business is serving as an investment adviser to Birch Run Capital Partners, LP, an affiliated private investment fund. Birch Run GP’s principal business is serving as the general partner of the Adviser. Daniel Beltzman’s principal occupation is serving as a Managing Member of Birch Run GP and a Managing Member of the general partner of Birch Run Capital Partners, LP. Gregory Smith’s principal occupation is serving as a Managing Member of Birch Run GP and a Managing Member of the general partner of Birch Run Capital Partners, LP.

(d) and (e) During the past five years, none of the Reporting Persons nor Birch Run Capital Partners, LP has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship with respect to a natural person or state of organization with respect to an entity, as applicable, of the Reporting Persons is as follows:

1. The Adviser – Delaware

2. Birch Run GP – Delaware

3. Daniel Beltzman – United States

4. Gregory Smith – United States

ITEM 4.  PURPOSE OF TRANSACTION

Item 4 of Schedule 13D is supplemented and superseded, as the case may be, as follows:

On August 26, 2021, the Issuer filed its Annual Report on Form 10-K with the SEC and the Standstill Period under the previously disclosed Standstill Agreement terminated.  As the Standstill Period has terminated, the Reporting Persons will no longer be filing on Schedule 13D jointly with Walnut, Walnut GP, Torch, Springhill, Grosfeld Trust or James Grosfeld.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated as follows:

The information in Item 4 is incorporated herein by reference.

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. Such information is based on a total of 35,806,265 shares of the Common Stock outstanding as of August 19, 2021, as reported in the Issuer’s Form 10-K filed with the SEC on August 26, 2021.

Birch Run Capital Partners, LP holds 1,658,941 shares of Common Stock. Daniel Beltzman, a member the Issuer’s Board of Directors, has been awarded an aggregate of 17,535 restricted stock units (“RSUs”) for his service as a director. Each RSU represents a contingent right to receive one share of Common Stock.

Birch Run Capital Partners, LP has delegated to the Adviser voting and investment power over the securities held by it pursuant to an Investment Management Agreement with the Adviser. As a result, each of the Adviser, Birch Run GP, as the general partner of the Adviser, and Messrs. Beltzman and Smith, as Co-Managing Members of the Adviser GP, may be deemed to exercise voting and investment power over the shares of Common Stock directly held by Birch Run Capital Partners, LP. Birch Run Capital Partners, LP specifically disclaims beneficial ownership of the securities of the Issuer directly held by it by virtue of its inability to vote or dispose of such securities as a result of its Investment Management Agreement with the Adviser.

(c) There have been no transactions in securities of the Issuer by the Reporting Persons within the last 60 days.

(d) Items 5(a) and 5(b) above are incorporated herein by reference.

(e) On June 11, 2021, the Reporting Persons ceased to be the beneficial owners of more than 5% of the class of securities.  On August 26, 2021, the Reporting Persons could no longer be deemed to be members of a group that beneficially owns more than 5% of the class of securities.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information in Item 4 is incorporated herein by reference.

Signature
After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.
Dated as of August 27, 2021
Birch Run Capital Advisors, LP

By:	/s/ Caren Abramovich
Name:	Caren Abramovich
Title:	Chief Operating & Compliance Officer
BRC Advisors GP, LLC, the General Partner

BRC Advisors GP, LLC

By:	/s/ Caren Abramovich
Name:	Caren Abramovich
Title:	Chief Operating & Compliance Officer

Daniel Beltzman

By:	/s/ Daniel Beltzman

Gregory Smith

By:	/s/ Gregory Smith